Exhibit H

OCI to sell USA Soda Ash subsidiary OCI Chemical

OCI (CEO Woo Hyun Lee) announced that it has signed an agreement to sell OCI Chemical Corp. (“OCI Chemical”) (100% owned), a chemical business affiliated with OCI Enterprises Inc., a holding company directing its North American business, to Park Holding A.S., a subsidiary of Ciner Group for USD $429 million (KRW about 491.8 billion won).

OCI Chemical owns approximately 73% (14.55 million limited partner units) of OCI Resources LP (NYSE: OCIR) (“OCI Resources” or the “Partnership”), as well as a 2.0% general partner interest in the Partnership and 100% of the Partnership’s incentive distribution rights. OCI Chemical’s interest in its Sodium Percarbonate and Hydrogen Peroxide business is not included in the transaction.

OCI Resources owns a controlling interest comprised of a 51% membership interest in OCI Wyoming LLC (“OCI Wyoming”), one of the largest and lowest-cost producers of natural soda ash in the world. Soda ash is used in the glass manufacturing process and as a raw material for detergent and soap, etc. OCI originally invested USD $150 million in OCI Wyoming in 1996. The remaining 49% interest in OCI Wyoming LLC is owned by a wholly owned subsidiary of U.S. Natural Resource Partners LP (NYSE: NRP).

An OCI official said, “This transaction means we can secure funds to develop new business in North America, including solar photovoltaics. OCI is carrying out its strategy of seeking both growth and profit on the basis of its key businesses such as solar PV, energy storage systems and chemical materials.”

OCI entered the U.S. solar PV market in 2011 and acquired specialized subsidiary OCI Solar Power. The company is positively developing solar PV, including winning a 400MW solar PV power supply contract in San Antonio, Texas in 2012.

Ciner Group, through its subsidiary, Eti Soda, operates a natural soda ash production facility in the world’s second largest trona ore bed located in Beypazarri, Turkey.